UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 17 April 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
, T
P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile   +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
MEDIA RELEASE
Gold Fields Form 20-F filing

Johannesburg, 17 April 2020: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) advises that the company filed its annual report on
Form 20-F for the year ended 31 December 2019 with the U.S.
Securities and Exchange Commission on 6 April 2020. The document can be accessed on Gold Fields’ website at
www.goldfields.com/form-20-f.php
.

Gold Fields’ shareholders (including holders of Gold Fields’ American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Francie Whitley at
francie.whitley@goldfields.com
.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields
Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru,
South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent
Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the
Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New
York Stock Exchange (NYSE).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 17 April 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer